EXHIBIT 99.1

PRESS RELEASE

Magal Acquires Control of ESC BAZ

Closing Achieved Following Approval by the Israeli Anti-Trust Authority

YEHUD, Israel – April 2nd, 2018 -- Magal Security Systems, Ltd. (NASDAQ GM: MAGS) today announced the closing of the acquisition of control of ESC BAZ Ltd. ("BAZ") following receipt of approval by the Israeli anti-trust authority and fulfillment of all the various other conditions for closing.

BAZ is an Israeli-based company focused on the development and manufacturing of military-grade smart Security Video Observation and Surveillance systems.

It is anticipated that BAZ’s operation coupled with the expected synergies will positively contribute to Magal’s revenues and will be accretive to earnings.

The BAZ product portfolio includes a wide range of modular and customizable medium and long range surveillance systems for distances from 500m up to 25km. BAZ systems have been used successfully for over twenty years, are operational and field proven with customers including the Israeli Defense Forces, Police and Security Services, as well as numerous other government and civilian customers worldwide.

Saar Koursh, CEO of Magal, commented, “Accomplishing the conditions required for closing and the materialization of the BAZ acquisition serve our vision to lead the perimeter security market by offering a one stop shop for all cutting edge perimeter intrusion detection systems (PIDS) Security Solutions. The BAZ acquisition will enable us to add smart thermal cameras with embedded video analytics to our product portfolio, strengthening and broadening our state of the art video management systems and video analytics offerings. We look forward to realizing the strong potential synergies between our companies."

Benny Zviran, General Manager of BAZ, commented, “We are proud to join the Magal team, contributing our smart Video Observation and Surveillance solutions to an industry leading portfolio of perimeter security products. We look forward to better tapping this important market and growing together over the coming years.”

ABOUT MAGAL

Magal is a leading international provider of solutions and products for physical and video security solutions, as well as site management. Over the past 45 years, Magal has delivered its products as well as tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge physical security information management system (PSIM). The solutions leverage our broad portfolio of home-grown PIDS (Perimeter Intrusion Detection Systems), Symphony – our advanced VMS (Video Management Software) with native IVA (Intelligent Video Analytics) security solutions.

Forward Looking Statements

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in Magal's reports filed from time to time with the Securities and Exchange Commission, including its Annual Report on Form 20-F and Current Reports on Form 6-K.

For more information:
Magal Security Systems Ltd.
Saar Koursh, CEO
Tel: +972-3-539-1421
E-mail: saar.koursh@magal-s3.com
Web: http://www.magalsecurity.com

GK Investor Relations
Ehud Helft / Gavriel Frohwein
Tel: (US) +1-646-688-3559
E-mail: magal@gkir.com